Exhibit 99.2

Talking Points for Outreach to Customers, Suppliers and Business Partners

Content

(1) Talking Points	2
(2) Q&A	4

(1) Talking Points

Key Messages

•                  Our mission at Bayer is developing solutions to provide a better life for people across the world. We believe the acquisition of Monsanto would be an opportunity to expand upon that mission by enhancing our position as a Life Science company with leadership positions in its core segments.

•                  Acquiring Monsanto would give us the compelling opportunity to create a leading agriculture business to better serve farmers and consumers.

•                  This transaction would bring together leading Seeds & Traits, Crop Protection, Biologics, and Digital Farming platforms. Specifically, the combined business would benefit from Monsanto’s leadership in Seeds & Traits and Bayer’s broad Crop Protection product line across a comprehensive range of indications and crops.

•                  The combination would also be truly complementary from a geographic perspective, significantly expanding Bayer’s longstanding presence in the Americas and its position in Europe and Asia/Pacific.

•                  The acquisition would take our combined Research and Development capability to a new level, creating a true innovation powerhouse that can better deliver solutions to the next generation of farmers by supporting their ability to sustainably feed a growing global population.

•                  The combined spend in Research and Development in our Crop Science division would amount to 2.5 billion Euros [2015 pro-forma]. The proposed combination of Bayer and Monsanto is about growth and bringing new innovative solutions to our customers.

•                  All of our customers would benefit from the best service and agricultural know-how. Through our passion for innovation, new products and sustainable solutions we would be able innovate quicker and to bring growers the specific solutions they need to help solve their challenges and enhance their yields. The ability of the combined businesses to invest in R&D would allow us to move more quickly into the key new technology areas (i.e. Digital Farming, hybrid wheat, biologics, non-toxic insecticides, herbicide platforms, etc.) in a way that neither company alone can currently achieve.

•                  We can develop truly integrated solutions for farmers, through:

•                  Firstly, advancement of our Digital Farming capabilities would help farmers to improve optimization of inputs with corresponding improvement in yields.

•                  Secondly, longer-term focus on entirely new solutions across Seeds, Traits and Crop Protection is designed to help the next generation of farmers succeed.

•                  While our proposal to acquire Monsanto remains pending, Bayer and Monsanto will continue to remain independent companies.

•                  Thus, for the immediate future, our organization and all of your contact persons will remain unchanged.

Additional Information

•                  Bayer will continue to be positioned as a leading Life Science company providing innovative and science-based solutions for farmers, doctors and consumers in line with our portfolio which ranges from Pharmaceuticals to Consumer Health to Animal Health and Crop Science.

•                  Today, we’ve made the very first step by announcing an offer to acquire Monsanto, a process that may well take some time. We have set up a website - www.advancingtogether.com - to share further updates and information.

•                  This holds also true for any products and services we offer.

•                  [Environmental Science only] I would like to point out that this proposed acquisition will have no impact on our non-agricultural Environmental Science business. It will remain part of Bayer and you can expect full business continuity going forward. The ES consumer business will remain part of Bayer until October 2016, at which time we aim to close the transfer of the Garden and Advanced business to SBM Development. We are collaborating with SBM for a seamless transition.

•                  Rest assured, that we will provide you with relevant updates.

•                  Do you have questions or comments that I should take on board for our next steps? / What is of major concern to you?

(2) Q&A

1.              Why is this transaction good for me?

The proposed combination of Bayer and Monsanto is about growth and bringing new innovative solutions to our customers. The acquisition would take our combined Research and Development capability to a new level, creating a true Innovation Powerhouse that can better deliver solutions to the next generation of farmers by supporting their ability to sustainably feed a growing global population. The combined spend in Research and Development in our Crop Science division would amount to 2.5 billion Euros [2015 pro-forma].

All of our customers would benefit from the best service and agricultural know-how. Through our passion for innovation, new products and sustainable solutions we would be able to innovate quicker and to bring growers the specific solutions they need to help solve their challenges and enhance their yields. The ability of the combined businesses to invest in R&D would allow us to move more quickly into the key new technology areas (i.e. Digital Farming, hybrid wheat, biologics, non-toxic insecticides, herbicide platforms, etc.) in a way that neither company alone can currently achieve.

2.              How will the relationship with my suppliers change?

For now it is business as usual. It is too early to discuss what would happen should we reach an agreement with Monsanto.

3.              Will any of the products that I use be discontinued?

For now it is business as usual. It is too early to discuss what would happen should we reach an agreement with Monsanto.

4.              With further industry consolidation will farmers see price increases?

The idea is about combining two complementary businesses. The relevant markets will continue to be highly competitive. Our goal is to help farmers increase their productivity and profitability, while ensuring an adequate basic supply of healthy, safe and affordable food.

5.              Will Monsanto’s business practices be adopted by Bayer? Can you assure me the products I buy will be of the same standard you previously offered?

Bayer has a strong heritage of transparency, sustainability and corporate social responsibility which is integral part of its business model. This is at the core of Bayer’s license to operate, now and in the future. Bayer’s strong heritage and reputation in this respect can foster the ‘license to operate’ of the combined company in every area.

6.              Do I have reason to worry about the quality of Bayer’s pharmaceutical or consumer products now that the company is focusing on agriculture?

This deal has no effect on the quality of our OTC or pharma products. We will continue to further develop all of our businesses.

7.              Does Bayer want to change Monsanto’s GMO marketing?

At Bayer our mission is Science For A Better Life. GMO is all about science — and it is a relevant tool in the toolbox to fight hunger in the world. We have a commitment to transparency and open dialogue and that is how we will run the combined activities.

8.              What are your plans for glyphosate given the regulatory and legislative discussions that are taking place?

It is far too early to discuss at this time. But we expect Glyphosate to remain a base herbicide option globally, with an important role especially in corn and soybean weed control strategies.

9.              There are so many interested parties representing farmers, communities and consumer groups.  How do you plan to engage with these groups and when?

We are already in continuous dialogue with all our key stakeholders and we will continue to do so in the future.

10.       What is the sustainability practice of Bayer in agriculture? Could these practices also be adopted by the new company?

Bayer is all about putting science to work, and we develop better and new solutions for the needs and challenges that our society faces. One of the most pressing challenges in the near future is the combat against hunger, with the world’s population growing by more than 3 billion people by 2050. The growing food gap can only be closed with innovation and science. Innovation is deeply rooted in our DNA and so is sustainability.

Bayer is one of very few companies worldwide to have in 2015 qualified for the 16th time in succession for the Dow Jones Sustainability World Index (DJSI World), a quality seal for sustainable investments.

Under the umbrella of the “Bayer Forward Farming Initiative” Bayer runs a multitude of initiatives to support in particular sustainable agriculture.

Within its “Bee Care Program” Bayer combines all activities in the area of pollinator health and pollinator safety. Respective “Bee Care Centers” exist in Germany and the United States.

In 2015 Bayer invested a total of 51 million Euro in charitable activities worldwide, covering “Sport and Culture”, “Health and Basic Social Needs” and “Education and Science”.

11.       What are the next steps in this process from a Bayer perspective?

It is our preference to work together with Monsanto to reach a mutually agreeable negotiated transaction. We are confident that Monsanto’s shareholders will conclude that our offer presents an immediate and certain value maximizing opportunity.  We strongly encourage Monsanto to promptly enter into discussions with us towards agreeing upon a transaction

Forward-Looking Statements

This communication may contain forward-looking statements based on current assumptions and forecasts made by Bayer management. Various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of the company and the estimates given here. These factors include those discussed in Bayer’s public reports which are available on the Bayer website at www.bayer.com. The company assumes no liability whatsoever to update these forward-looking statements or to conform them to future events or developments.

Additional Information

This communication relates to a proposed offer by Bayer Aktiengesellschaft or its subsidiaries (“Bayer”), to purchase all of the outstanding shares of common stock, par value $0.01 per share, of Monsanto Company, a Delaware corporation (“Monsanto”).  This communication is neither an offer to purchase nor a solicitation of an offer to sell shares of Monsanto.  No tender offer for the shares of Monsanto has commenced at this time.  At the time a tender offer for the shares of Monsanto is commenced, Bayer will file tender offer materials (including an Offer to Purchase, a related Letter of Transmittal and certain other offer documents) with the Securities and Exchange Commission (the “SEC”) with respect to the tender offer.  Any definitive tender offer documents will be mailed to the stockholders of Monsanto.  STOCKHOLDERS OF MONSANTO ARE URGED TO READ THE RELEVANT TENDER OFFER MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TENDER OFFER THAT STOCKHOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING THE TENDER OF THEIR SHARES.  Stockholders of Monsanto will be able to obtain free copies of these documents (if and when available) and other documents filed by Bayer with the SEC through the website maintained by the SEC at www.sec.gov.